Exhibit 99.2

2 JULY 2014

ASX Release:

Issue of Options to Employees, Consultants and Strategic Partners

Moko Social Media Limited (ASX code: MKB, NASDAQ Symbol: MOKO) (“MOKO” or “Company”) is pleased to announce the issue of options in conjunction with the Company’s recent NASDAQ listing.

The options have been issued to senior US management, strategic partners of the Company and other parties as required under the specific documentation for the various acquisitions recently made by the Company in expanding the Company’s U.S. product offering.

In commenting on the issue of the options, the CEO, Mr Ian Rodwell said, “These options are a very effective way of aligning the interests of the various recipients with those of the broader shareholder base whilst conserving the Company’s cash resources, noting that the quantity of options issued, if being issued under the recently approved Omnibus Plan, would only represent approximately 30% of the options available to be issued under the Omnibus Plan.”

The Appendix 3B in relation to the issue of the options was released to the ASX on 30 June 2014.

Greg McCann

Chairman

Special Note on Forward-Looking Statements

This press release contains information that constitutes forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company’s reports filed with the U.S. Securities and Exchange Commission which, among other things, include the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company’s estimates as of the date of the press release, and subsequent events and developments may cause the Company’s estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future intentions as of any date subsequent to the date of this press release.

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB T: +61 2 9299 9690 F: +61 2 9299 9629 Suite 4 Level 9 341 George Street Sydney, NSW 2000 Australia MOKOsocialmedia.com contact@MOKO.mobi